14040034

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

SEC Mail Processing Section
MAR 04 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66999

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Key Investment Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4900 Tiedeman Road
(No. and Street)

Brooklyn	Ohio	44144
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Matt Gulla, Chief Financial Officer — 216-813-6033
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

Suite 1300, 925 Euclid Ave.	Cleveland	Ohio	44115
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matt Gulla, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Key Investment Services LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of principal officers and directors are classified as customer accounts (debits $0, credits $0)

CLAIRE PILDNER
Notary Public, State of Ohio
My Commission Expires March 28, 2015

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Building a better working world

Ernst & Young LLP
Suite 1800
950 Main Avenue
Cleveland, OH 44113-7214

Tel: +1 216 861 5000
Fax: +1 216 583 2013

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

The Member
Key Investment Services LLC

We have performed the procedures enumerated below, which were agreed to by the Member and management of Key Investment Services LLC (the Company), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2013. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries including the general ledger and bank statements.

   There were no findings.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013 with the amounts reported in Form SIPC-7 for the year ended December 31, 2013.

   There were no findings.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   There were no findings.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   There were no findings.

5. Compared the amounts of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

   There were no findings.

EY

Building a better working world

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2013. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 28, 2014

A member firm of Ernst & Young Global Limited

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 20 13
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066999 FINRA DEC
KEY INVESTMENT SERVICES 18*18
ATTN: GARY MAROUSEK
4900 TIEDEMAN RD MAILCODE 0H-01-49-0215
BROOKLYN OH 44114

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Matt Gulla 216-813-6033

2. A. General Assessment (item 2e from page 2)		$ 22,534
B. Less payment made with SIPC-6 filed (exclude interest) 8/5/13 Date Paid		(10,220)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		12,314
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 12,682
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 12,682	
H. Overpayment carried forward	$(368)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Key Investment Services LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 28 day of February, 20 2014.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January, 20 13 and ending December, 20 13
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$81,610,804
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	72,454,705
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	140,198
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	2,254
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	0
Total deductions	72,597,157
2d. SIPC Net Operating Revenues	$9,013,647
2e. General Assessment @ .0025	$22,534

(to page 1, line 2.A.)

Securities and Exchange Commission

Washington, D.C. 20549

Annual Audit Report

Year Ended December 31, 2013

Key Investment Services LLC
(Name of Respondent)

4900 Tiedeman Road

Brooklyn, Ohio 44144

(Address of principal executive office)

Mr. Matt Gulla
Chief Financial Officer
Key Investment Services LLC

4900 Tiedeman Road
Brooklyn, Ohio 44144
Telephone No. (216) 813-6033

Key Investment Services LLC

Financial Statements and Supplementary Information

December 31, 2013

Contents

Building a better working world

Ernst & Young LLP
Suite 1800
950 Main Avenue
Cleveland, OH 44113-7214

Tel: +1 216 861 5000
Fax: +1 216 583 2013

Report of Independent Registered Public Accounting Firm

The Member
Key Investment Services LLC

We have audited the accompanying financial statements of Key Investment Services LLC (the Company), which comprise the statement of assets, liabilities and member's interest as of December 31, 2013, and the related statements of operations, changes in member's interest, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

A member firm of Ernst & Young Global Limited

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Key Investment Services LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst & Young LLP

February 28, 2014

A member firm of Ernst & Young Global Limited

Key Investment Services LLC

Statement of Assets, Liabilities and Member's Interest

December 31, 2013

Assets	
Cash	$ 1,871,833
Marketable securities, at fair value	23,228,977
Receivable from brokers and dealers	10,168,231
Fee receivable	2,045,949
Receivable from Parent	423,324
Prepaid expenses	908,855
Furniture and equipment, at cost, less accumulated depreciation of $287,922	170,270
Deferred tax assets, net	991,445
Other assets	120,000
Total assets	$ 39,928,884
Liabilities and Member's Interest	
Liabilities:	
Securities sold, but not yet purchased	$ 4,131
Accrued compensation	7,178,918
Income taxes payable to Parent	49,055
Accrued contingency costs	1,367,102
Accrued clearing costs	597,500
Reserve for annuity and insurance sales	596,099
Other liabilities	343,896
Total liabilities	10,136,701
Member's Interest	29,792,183
Total liabilities and Member's Interest	$ 39,928,884

See accompanying notes to financial statements.

Key Investment Services LLC

Statement of Operations

Year Ended December 31, 2013

Revenues	
Commissions	$ 73,593,139
Principal transactions	1,120,339
Advisory fees	4,597,883
Other revenues	2,299,443
Total revenues	81,610,804
Expenses	
Employee compensation and benefits	48,971,085
Communications	1,278,770
Occupancy and equipment	10,548,526
Promotion and development	1,617,466
Floor brokerage and clearance	5,005,986
Corporate management fee expense	2,286,000
Taxes, other than income taxes	132,791
Other operating expenses	1,954,407
Total expenses	71,795,031
Income before income taxes	9,815,773
Provision for income taxes	3,707,185
Net increase in Member's Interest resulting from operations	$ 6,108,588

See accompanying notes to financial statements.

Key Investment Services LLC

Statement of Changes in Member's Interest

Year Ended December 31, 2013

Balance at January 1, 2013	$ 22,879,854
After-tax effect of prior period adjustments *(Note 2)*	803,741
Balance at January 1, 2013, restated	23,683,595
Net increase in Member's Interest resulting from operations	6,108,588
Balance at December 31, 2013	$ 29,792,183

See accompanying notes to financial statements.

Key Investment Services LLC

Statement of Cash Flows

Year Ended December 31, 2013

Operating activities	
Net increase in Member's Interest resulting from operations	$ 6,108,588
Adjustments to reconcile net increase in Member's Interest to net cash used in operating activities:	
Depreciation	119,892
Deferred income taxes	254,622
Changes in operating assets and liabilities:	
Decrease (increase) in receivable from brokers and dealers	(5,721,117)
Decrease (increase) in fee receivable	(143,778)
Decrease (increase) in marketable securities	31,678
Decrease (increase) in prepaid expenses	256,280
Decrease (increase) in receivable from Parent	(887,063)
Increase (decrease) in accrued compensation	(217,294)
Increase (decrease) in securities sold, but not yet purchased	(97,740)
Increase (decrease) in income taxes payable to Parent	(645,023)
Increase (decrease) in accrued clearing costs	129,984
Increase (decrease) in accrued contingency costs	250,102
Increase (decrease) in reserve for annuity and insurance sales	65,372
Increase (decrease) in other liabilities	101,099
Net cash used in operating activities	(394,398)
Investing activities	
Purchases of furniture and equipment	(124,035)
Decrease in cash	(518,433)
Cash at beginning of fiscal year	2,390,266
Cash at end of fiscal year	$ 1,871,833
Additional disclosures relative to cash flow	
Taxes paid to Parent	$ 4,097,587

See accompanying notes to financial statements.

1. Organization

Key Investment Services LLC (the Company), is an Ohio limited liability company whose sole member is KeyBank National Association (the Bank), which in turn is a wholly owned subsidiary of KeyCorp (the Parent). The Company is a registered full service introducing broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company was formed on June 8, 2005 with a capital contribution of $1,000,000 on June 22, 2005. FINRA (formerly NASD) granted approval on November 17, 2005. The Company primarily sells investment company shares and fixed and variable rate annuity contracts through licensed/registered representatives located in some of the Bank's branches in Ohio, Michigan, Indiana, New York, Maine, Vermont, Washington, Oregon, Alaska, Idaho, Colorado and Utah. In addition to sales of investment company shares and annuity contracts, the Company sells corporate debt and equity securities, unit investment trusts, US government securities, managed products, and life insurance contracts.

The Company clears its securities transactions on a fully disclosed basis through Pershing, LLC.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Cash

Cash is on deposit at the Bank. Cash balances may be in excess of FDIC insurance limits.

Marketable Securities

Marketable securities, including primarily money market securities and mutual funds, are recorded on a settlement date basis which approximates trade date basis. Marketable securities are valued at quoted market prices which represents fair value.

2. Significant Accounting Policies (continued)

Receivable from Brokers and Dealers

Receivable from brokers and dealers represents commissions earned through the sales of various products net of various clearing and administrative charges. The carrying amount of receivables is reduced by a valuation allowance that reflects management's best estimate of amounts that are not expected to be collectible. In the opinion of management, at December 31, 2013, all receivables were considered collectible and no allowance was necessary.

Fees Receivable

The Company earns 12b-1 fees for promoting and distributing mutual funds which are accrued as earned. The 12b-1 fees are based on either the average daily fund net asset balances or average daily aggregate net fund sales and are affected by the changes in the overall level and mix of assets under management. The income is included in the Commissions line item on the statement of operations. During 2013, the Company adjusted the opening balance of Member's Interest by $1,279,781 ($803,741, net after tax) to adjust the accrual of 12b-1 fees related to prior periods.

Prepaid Expenses

Prepaid expenses include retention payments, licensing and regulatory fees, and insurance premiums that are being amortized over various periods ranging from twelve to twenty-four months.

Furniture and Equipment

Furniture and equipment are stated at cost less accumulated depreciation and amortization. The Company depreciates furniture and equipment using the straight-line method over the estimated useful lives of the particular assets. Accumulated depreciation and amortization on furniture and equipment totaled $287,922 at December 31, 2013.

2. Significant Accounting Policies (continued)

Income Taxes

The Company is a single member LLC treated for tax purposes as a division of the Bank and therefore is included in the consolidated federal income tax return filed by the Parent. For financial reporting purposes, the Parent follows the policy of allocating the consolidated income tax provision among the Parent and its subsidiaries on a separate return basis, which includes any tax credits or carryovers and carrybacks, subject to recognition of such items on a consolidated basis. The Company files separate state tax returns.

Accrued Compensation

Accrued compensation includes employee salaries, commissions, incentive compensation, payroll taxes, and benefits. Salaries, payroll taxes, and benefits are accrued based on days worked. Commissions are accrued on the settlement date basis and vary based on individual commission rates and production volume. Incentive compensation includes both discretionary and non-discretionary amounts. Discretionary amounts are accrued during the year based on estimated payouts. Non-discretionary amounts are accrued as pre-determined benchmarks are met.

Accrued Clearing Costs

Accrued clearing costs include the Company's accrual for various custodial and system fees charged by the Company's clearing firm as incurred with cash being paid in the subsequent period.

Reserve for Annuity and Insurance Sales

The Company estimates a reserve against revenue related to certain annuity and insurance contracts that have the potential to be cancelled at a future date. At December 31, 2013, the reserve for annuity and insurance sales was $596,099.

2. Significant Accounting Policies (continued)

Revenue Recognition

The Company earns commission income through the sales of various securities products primarily consisting of investment company shares and fixed and variable rate annuity contracts. Commission income and related expenses are recorded in the accompanying financial statements on a settlement date basis. No material differences resulted from recognizing revenue and related expenses on a settlement date basis, rather than on a trade date basis. Advisory fees are deferred and recognized as revenue in the period earned.

Principal Transactions

Principal transactions are riskless principal trades entered into by the Company only when it has a confirmed customer order and are recorded on a settlement date basis, rather than on a trade date basis. No material differences resulted from recognizing revenue and related expenses on a settlement date basis, rather than on a trade date basis.

Fair Value Measurements

The Company follows the applicable accounting guidance for fair value measurements and disclosures for all applicable financial and nonfinancial assets and liabilities. This guidance defines fair value, establishes a framework for measuring fair value, expands disclosures about fair value measurements, and applies only when other guidance requires or permits assets or liabilities to be measured at fair value; the guidance does not expand the use of fair value to any new circumstances.

Accounting guidance defines fair value as the price that could be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the Company's principal (or most advantageous) market. In other words, fair value represents an exit price at the measurement date. Market participants are buyers and sellers who are independent, knowledgeable, and willing and able to transact in the principal (or most advantageous) market for the asset or liability being measured. Current market conditions, including imbalances between supply and demand, are considered in determining fair value.

2. Significant Accounting Policies (continued)

The Company values its assets and liabilities based on the principal market where each would be sold (in the case of assets) or transferred (in the case of liabilities). The principal market is the forum with the greatest volume and level of activity. In the absence of a principal market, the valuation is based on the most advantageous market (i.e., the market where the asset could be sold at a price that maximizes the amount to be received or the liability transferred at a price that minimizes the amount to be paid). In the absence of observable market transactions, management considers liquidity valuation adjustments to reflect the uncertainty in pricing the instruments.

In measuring the fair value of an asset, the Company assumes the highest and best use of the asset by a market participant – not just the intended use – to maximize the value of the asset. The Company also considers whether any credit valuation adjustments are necessary based on the counterparty's credit quality.

When measuring the fair value of a liability, the Company assumes that the transfer will not affect the associated nonperformance risk. Nonperformance risk is the risk that an obligation will not be satisfied and encompasses not only the Company's own credit risk (i.e., the risk that the Company will fail to meet its obligation), but also other risks such as settlement risk (i.e., the risk that upon termination or sale, the contract will not settle). The Company considers the effect of its own credit risk on the fair value for any period in which fair value is measured.

There are three acceptable techniques for measuring fair value: the market approach, the income approach and the cost approach. The appropriate technique for valuing a particular asset or liability depends on the exit market, the nature of the asset or liability being valued, and how a market participant would value the same asset or liability. Ultimately, selecting the appropriate valuation method requires significant judgment, and applying the valuation technique requires sufficient knowledge and expertise.

Valuation inputs refer to the assumptions market participants would use in pricing a given asset or liability. Inputs can be observable or unobservable. Observable inputs are assumptions based on market data obtained from an independent source. Unobservable inputs are assumptions based on the Company's own information or assessment of assumptions used by other market participants in pricing the asset or liability. Unobservable inputs are based on the best and most current information available on the measurement date.

2. Significant Accounting Policies (continued)

All inputs, whether observable or unobservable, are ranked in accordance with a prescribed fair value hierarchy that gives the highest ranking to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest ranking to unobservable inputs (Level 3). Fair values for assets or liabilities classified as Level 2 are based on one or a combination of the following factors: (a) quoted market prices for similar assets or liabilities; (b) observable inputs, such as interest rates or yield curves; or (c) inputs derived principally from or corroborated by observable market data. The level in the fair value hierarchy ascribed to a fair value measurement in its entirety is based on the lowest level input that is significant to the measurement. The Company considers an input to be significant if it drives 10% or more of the total fair value of a particular asset or liability. Assets and liabilities may transfer between levels based on the observable and unobservable inputs used at the valuation date, as the inputs may be influenced by certain market conditions. Transfers between levels of the fair value hierarchy are recognized at the end of the reporting period.

Typically, assets and liabilities are considered to be fair valued on a recurring basis if fair value is measured regularly. At a minimum, the Company conducts its valuations quarterly.

Additional information regarding fair value measurements and disclosures is provided in Note 8, *Fair Value Measurements*.

Subsequent Events

In preparing these financial statements, subsequent events were evaluated through the time the financial statements were issued. Financial statements are considered issued when they are widely distributed to financial statement users or filed with the SEC. In compliance with applicable accounting standards, all material subsequent events have been either recognized in the financial statements or disclosed in the notes to the financial statements.

3. Related-Party Transactions

In the ordinary course of business, the Company enters into transactions with the Bank and its affiliates.

The Bank and affiliated companies provide certain support services to the Company. Services include legal, human resources, payroll, tax, risk management, insurance, communications, facilities, distribution, printing, and computer processing. The Company may be provided these services under one or more service agreements with the respective providing affiliate. Charges from affiliates for 2013 were:

Occupancy and equipment	$ 9,370,941
Communications	1,116,134
Corporate management fee expense	2,286,000
	$ 12,773,075

Of the expenses recorded above, $423,324 is due from the Parent at December 31, 2013.

4. Income Taxes

The Company is a single member LLC treated for tax purposes as a division of the Bank and therefore is included in the consolidated federal income tax return filed by the Parent. For financial reporting purposes, the Parent follows the policy of allocating the consolidated income tax provision among the Parent and its subsidiaries on a separate return basis, which includes any tax credits or carryovers and carrybacks, subject to recognition of such items on a consolidated basis. The Company files separate state tax returns.

Income taxes included in the statement of operations are summarized below:

Current:	
Federal	$ 3,137,869
State	314,694
Total current	3,452,563
Deferred:	
Federal	232,452
State	22,170
Total deferred	254,622
Total income tax expense	$ 3,707,185

4. Income Taxes (continued)

The difference between income taxes and the amount computed by applying the statutory Federal tax rate of 35% to income before taxes is as follows:

Expected income tax at U.S. statutory tax rate	$ 3,435,520
State taxes, net of federal tax benefit	218,961
Disallowed meals and entertainment	50,892
Other	1,812
Income tax expense	$ 3,707,185

The deferred income tax benefit for the year ended December 31, 2013, consists of the following:

Employee compensation accruals	$ (234,013)
Prepaid expenses	(117,158)
State taxes	2,883
Furniture and equipment	768
Non-tax accruals	602,142
Total deferred tax benefit	$ 254,622

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets as of December 31, 2013 are as follows:

Deferred tax assets:	
Employee compensation accruals	$ 915,431
Furniture and equipment	6,877
Accruals	149,955
Total deferred tax assets	$ 1,072,263
Deferred tax liabilities:	
State taxes	$ 17,362
Prepaid expenses	63,456
Total deferred tax liabilities	80,818
Total net deferred tax assets	$ 991,445

4. Income Taxes (continued)

Deferred tax assets are recoverable from the Parent when they are able to be used. An assessment is conducted of all available evidence to determine the amount of deferred tax assets that are more-likely-than-not to be realized, and therefore recorded. This evidence includes taxable income in prior periods, projected future taxable income and projected future reversals of deferred tax items. Based on these criteria, the Company currently believes it is more-likely-than-not that the net deferred tax asset will be realized in future periods.

During the year ended December 31, 2013, the Company paid the Parent $4,097,587 for Federal and State income taxes. At December 31, 2013, the Company had a $49,055 intercompany payable to the Parent for federal and state income taxes.

The Company's management believes that there is no tax liability resulting from unrecognized tax benefits related to uncertain tax positions taken at December 31, 2013.

5. Commitments and Contingencies

Since the Company is an introducing broker-dealer, securities transactions are processed by a clearing broker-dealer on a fully disclosed basis. Therefore, the Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The services provided by the clearing broker-dealer include the execution of certain securities transactions, the preparation of customer trade confirmations, the maintenance of customer accounts, and the custody and delivery of securities. In conjunction with this arrangement, the Company is contingently liable for the payment of securities purchased and the delivery of securities sold by customers. No losses from such contingencies have been incurred or are anticipated by management for the year ended December 31, 2013.

The Company establishes accruals for legal proceedings, including litigation, arbitrations, and regulatory and governmental investigations and inquiries, when information related to the loss contingencies represented by those matters indicates both that a loss is probable and that the amount of loss can be reasonably estimated. In light of the inherent uncertainty in legal proceedings there can be no assurance that the ultimate resolution will not exceed established reserves. As a result, the outcome of a particular matter, or a combination of matters, may be material to our results of operations for a particular period, depending upon the size of the loss of our income for that particular period. Any such accruals are adjusted thereafter as appropriate to reflect the changed circumstances. As of December 31, 2013, the aggregate accrual for all legal proceedings that met the standard for establishing such an accrual was approximately $1,367,102.

5. Commitments and Contingencies (continued)

During the year ended December 31, 2011, the Company's advisory services business was examined by the SEC. As a result of the examination, the SEC has questioned the validity of the fees charged by the Company related to this specific business. The Company recorded a reserve of $1,117,000 at that time in anticipation of settling this matter which is still pending with the SEC. During 2013, the accrual was reversed in its entirety based upon the favorable outcome of the closure of the SEC examination.

6. Net Capital Requirements

The Company is subject to the uniform net capital rule under the Securities Exchange Act of 1934. This rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds 15 times its "net capital" (as defined). Under such rule, the Company may be required to reduce its business if its "net capital ratio" (as defined) exceeds 12 to 1. The Company may also be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

As a full service introducing broker-dealer, the Company is required to maintain minimum net capital of the greater of $250,000 or 6 2/3% of aggregate indebtedness. At December 31, 2013, the minimum amount required was $675,505. At December 31, 2013, the Company's net capital was $23,956,805, which was $23,281,300 in excess of its required net capital, and the Company's aggregate indebtedness to net capital ratio and 0.42 to 1.

7. Employee Benefit Plans

Employees of the Company are covered under a 401(k) plan sponsored by the Parent. The plan permits eligible employees to contribute from 1% to 100% of eligible compensation with up to 6% being eligible for matching contributions. The plan also permits the Company to distribute a discretionary annual profit-sharing contribution, which was accrued at 2.0% of eligible compensation for 2013 for employees eligible on the last business day of the plan year. For the year ended December 31, 2013, the Company's contribution expense was $ 2,378,378.

7. Employee Benefit Plans (continued)

Effective December 31, 2009, the Parent amended its pension plans to freeze all benefit accruals and close the plans to new employees. The Company will continue to credit participants' existing account balances for interest until they receive their plan benefits. Substantially all of the Company's employees who meet certain specified conditions are eligible for benefits under group medical and dental plans, and postretirement health care and life insurance plans established by the Parent. The costs related to the plans incurred by the Parent on behalf of the Company's employees are allocated to the Company based on management's estimate of the Company's proportionate share of the related costs. The Company's allocated cost for the year ended December 31, 2013 was $2,092,631.

8. Fair Value Measurements

Fair Value Determination

As defined in the applicable accounting guidance, fair value is the price to sell an asset or transfer a liability in an orderly transaction between market participants in the Company's principal market. The Company has established and documented its process for determining the fair values of its assets and liabilities, where applicable. Fair value is based on quoted market prices, when available, for identical or similar assets or liabilities. In the absence of quoted market prices, management determines the fair value of the Company's assets and liabilities using pricing models (either by a third party pricing service or internally) or quoted prices of similar securities. Both of these approaches rely on market-based parameters when available, or unobservable inputs. Unobservable inputs may be based on management's judgment, assumptions and estimates related to credit quality, liquidity, interest rates and other relevant inputs.

Valuation adjustments, such as those pertaining to counterparty and the Company's own credit quality and liquidity, may be necessary to ensure that assets and liabilities are recorded at fair value. Credit valuation adjustments are made when market pricing does not accurately reflect the counterparty's credit quality.

8. Fair Value Measurements (continued)

Management makes liquidity valuation adjustments to the fair value of certain assets to reflect the uncertainty in the pricing and trading of the instruments when they are unable to observe recent market transactions for identical or similar instruments. Liquidity valuation adjustments are based on the following factors:

- the amount of time since the last relevant valuation;
- whether there is an actual trade or relevant external quote available at the measurement date; and
- Volatility associated with the primary pricing components.

The Company ensures that its fair value measurements are accurate and appropriate by relying upon various controls, including:

- an independent review and approval of valuation models and assumptions;
- recurring detailed reviews of profit and loss; and
- a validation of valuation model components against benchmark data and similar products, where possible.

On a quarterly basis, management reviews any changes to its valuation methodologies to ensure they are appropriate and justified, and refines its valuation methodologies as more market-based data becomes available. Formal documentation in the form of fair value valuation methodologies are prepared detailing the asset or liability class and related general ledger accounts, valuation techniques, fair value hierarchy level market participants, accounting methods, valuation methodology, group responsible for valuations, and valuation inputs. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period.

8. Fair Value Measurements (continued)

Qualitative Disclosures of Valuation Techniques

- ***Marketable Securities.*** Marketable securities are classified as Level 1 when quoted market prices are available in an active market for the identical securities. Level 1 instruments include exchange-traded equity securities. Marketable securities are classified as Level 2 if quoted prices for identical securities are not available, and the Company determines fair value using pricing models (either by a third party pricing service or internally) or quoted prices of similar securities. These instruments include money market securities, unit investment trusts and mutual funds, which are valued using the net asset value provided by the mutual fund companies where the positions are held. Marketable securities are classified as Level 3 when there is limited activity in the market for a particular instrument. In such cases, the Company uses pricing models based on certain assumptions to determine fair value. There are currently no financial instruments that are measured at fair value on a recurring or nonrecurring basis or that utilize Level 3 inputs.

Other Financial Assets and Liabilities

Cash balances are valued at carrying amount which equals fair value. Receivables from Brokers and Dealers are reported at carrying value which approximates fair value. The value of securities sold, but not yet purchased is driven by the valuation of the underlying securities. The underlying securities may include equity securities, which are valued using, quoted market prices in an active market for identical securities, resulting in a Level 1 classification. If quoted prices for identical securities are not available, fair value is determined by using pricing models or quoted prices of similar securities, resulting in a Level 2 classification.

Qualitative Disclosures of Valuation Techniques

On a quarterly basis, management validates the pricing valuation received from the broker dealer of record to ensure the fair value determination is consistent with the applicable accounting guidance and that the assets are properly classified in the fair value hierarchy. To perform this validation, management substantiates the fair values determined for a sample of securities by comparing the fair value provided by the broker dealer of record to prices from other independent sources for the same and similar securities.

8. Fair Value Measurements (continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Certain assets and liabilities are measured at fair value on a recurring basis in accordance with U.S. generally accepted accounting principles. The following table presents these assets and liabilities at December 31, 2013.

	December 31, 2013			
	Level 1	Level 2	Level 3	Total
Assets measured on a recurring basis				
Money market accounts	$ –	$ 23,228,952	$ –	$ 23,228,952
Mutual funds	–	25	–	25
Total[(a)]	$ –	$ 23,228,977	$ –	$ 23,228,977

	December 31, 2013			
Liabilities measured on a recurring basis	Level 1	Level 2	Level 3	Total
Securities sold, but not yet purchased:				
Equities	$ 4,131	$ –	$ –	$ 4,131
Total[(a)]	$ 4,131	$ –	$ –	$ 4,131

[(a)] There were no transfers between Level 1 and Level 2 or in and out of Level 3 during 2013.

Supplementary Information

Key Investment Services LLC

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1

Year Ended December 31, 2013

NET CAPITAL		
Total Member's interest qualified for net capital		$ 29,792,183
DEDUCTIONS AND OTHER CHARGES:		
Nonallowable assets:		
Furniture and equipment	$ (170,270)	
Prepaid expenses	(908,855)	
Deferred tax assets	(991,445)	
Fee receivable	(2,045,949)	
Other assets	(1,253,657)	
		(5,370,176)
HAIRCUTS ON SECURITIES AND INVENTORY		(465,202)
NET CAPITAL		$ 23,956,805
AGGREGATE INDEBTEDNESS – Items included in statement of financial condition:		
Liabilities	$ 10,136,701	
Securities sold not yet purchased	(4,131)	
		$ 10,132,570
DIVIDED BY		15
MINIMUM NET CAPITAL REQUIREMENT		$ 675,505
MINIMUM DOLLAR REQUIREMENT		$ 250,000
NET CAPITAL REQUIREMENT		$ 675,505
EXCESS NET CAPITAL		$ 23,281,300
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.42 TO 1

NOTE: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2013 as filed on the amended Form X-17A-5 by the Company

See accompanying Supplementary Report of Independent Registered Public Accounting Firm on Internal Controls.

Key Investment Services LLC

Schedule II

Statement Regarding Rule 15c3-3

December 31, 2013

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraphs (k)(2)(ii) of that Rule.

See accompanying Supplementary Report of Independent Registered Public Accounting Firm on Internal Controls.

Supplementary Report on Internal Controls

Building a better working world

Ernst & Young LLP
Suite 1800
950 Main Avenue
Cleveland, OH 44113-7214

Tel: +1 216 861 5000
Fax: +1 216 583 2013

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Member
Key Investment Services LLC

In planning and performing our audit of the financial statements of Key Investment Services LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

A member firm of Ernst & Young Global Limited

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 28, 2014

A member firm of Ernst & Young Global Limited